PROSPECTUS Dated February 19, 2021 and	PRICING SUPPLEMENT NO. 2
PROSPECTUS SUPPLEMENT Dated February 26, 2021	Dated February 27, 2023
Registration Statement No. 333-253293
Filed Pursuant to Rule 424(b)(2)

£5,585,988,310
FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

£500,000,000 6.860% Fixed Rate Notes due 2026

This Pricing Supplement and the related Prospectus and Prospectus Supplement have been prepared on the basis that any offer of Euro Medium-Term Notes in any Member State of the European Economic Area (the “EEA”) or the United Kingdom (the “UK”) will be made pursuant to an exemption under the EU Prospectus Regulation and the UK Prospectus Regulation from the requirement to publish a prospectus for offers of Euro Medium-Term Notes. In this Pricing Supplement, the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended) and “UK Prospectus Regulation” means the EU Prospectus Regulation as it forms part of retained EU law by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”).

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1.	Issuer:	Ford Motor Credit Company LLC

2.	Trade Date:	February 27, 2023

3.	Issue Date:	March 6, 2023 (T+5)

4.	Stated Maturity:	June 5, 2026

5.	Specified Currency:	Pound Sterling (£)

6.	Principal Amount:	£500,000,000

7.	Interest Rate:	6.860% Fixed Rate

8.	Yield to Maturity:	6.875%

9.	Price to Public:	99.999% plus accrued interest from the Issue Date

10.	All-in Price:	99.399%

11.	Net Proceeds (Before Expenses) to Issuer:	£496,995,000

12.	Interest Payment Date:	Annually on each June 5, beginning June 5, 2023 (short first coupon)

13.	Regular Record Date:	The fifteenth day (whether or not a Business Day) next preceding the applicable Interest Payment Date

14.	Business Day:	New York City, London, TARGET2

15.	Day Count Convention:	Actual/Actual (ICMA)

16.	Business Day Convention:	Following, unadjusted

17.	Minimum Denominations:	The Notes will be issued and transferable in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof

18.	Stabilization Agent:	Goldman Sachs International

19.	ISIN:	XS2595035234

20.	Listing:	Ford Credit intends to apply to list the Notes on the New York Stock Exchange

21.	Plan of Distribution:	Name	Principal Amount of Notes
		Barclays Bank PLC	£83,334,000
		Goldman Sachs International	83,334,000
		HSBC Bank plc	83,333,000
		ICBC Standard Bank Plc	83,333,000
		Lloyds Bank Corporate Markets plc	83,333,000
		NatWest Markets Plc	83,333,000
		Total	£500,000,000

The above Agents have agreed to purchase the respective principal amount of Notes, opposite its name as principal, at a price of 99.399% plus accrued interest from March 6, 2023 if settlement occurs after that date.

EUROPEAN ECONOMIC AREA

For the avoidance of doubt, whilst this Pricing Supplement refers to a prospectus and a prospectus supplement, neither this document nor any document referred to in it has been approved in accordance with the EU Prospectus Regulation.

Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes:

(a)            the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, the “EU MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “EU Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of the EU MiFID II; or (iii) not a qualified investor as defined in Article 2(e) of the EU Prospectus Regulation; and

(b)            the expression “offer” includes the communication in any form and by any means, presenting sufficient information on the terms of the offer and the securities to be offered, so as to enable an investor to decide to purchase or subscribe for those securities.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

MIFID II product governance / Professional investors and ECPs only target market

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in the EU MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “Distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the EU MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

UNITED KINGDOM

For the avoidance of doubt, whilst this Pricing Supplement refers to a prospectus and a prospectus supplement, neither this document nor any document referred to in it has been approved in accordance with the UK Prospectus Regulation.

Prohibition of Sales to UK Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the UK. For these purposes:

(a)            the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of retained EU law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the EU Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of retained EU law by virtue of the EUWA (the “UK MiFIR”); or (iii) not a qualified investor as defined in Article 2(e) of the UK Prospectus Regulation; and

(b)            the expression “offer” includes the communication in any form and by any means, presenting sufficient information on the terms of the offer and the securities to be offered, so as to enable an investor to decide to purchase or subscribe those securities.

Consequently no key information document required by the EU PRIIPs Regulation as it forms part of retained EU law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

In the UK, this document is only directed at non-retail investors (being persons who are not retail investors as defined in the section above titled ‘Prohibition of Sales to UK Retail Investors’) who are also: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005(as amended, the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (c) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the UK, any investment or investment activity to which this document relates is only available to, and will be engaged in only with, relevant persons. Any person in the UK who is not a relevant person should not act or rely on this document, the Prospectus, the Prospectus Supplement or any of their contents. Each person in the UK who purchases any Notes will be deemed to have represented and warranted that they are a relevant person. For the avoidance of doubt, whilst this Pricing Supplement refers to a prospectus and a prospectus supplement, neither this document nor any document referred to in it has been approved in accordance with the EU Prospectus Regulation or the UK Prospectus Regulation.

UK MIFIR product governance / Professional investors and ECPs only target market

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in the “UK MiFIR”; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any Distributor should take into consideration the manufacturer’s target market assessment; however, a Distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels

Other

ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Notwithstanding anything to the contrary in the distribution agreement, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell notes constituting part of its allotment solely outside the United States.

22.	Optional Redemption

At any time, or from time to time, the Issuer has the option to redeem all or a portion of the Notes on no less than 10 nor more than 60 days’ published notice in accordance with “Optional Redemption, Repayment and Repurchase” in the Prospectus Supplement and in “Notice of Redemption” below, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined below), discounted to the redemption date on an annual basis (assuming an Actual/Actual (ICMA) day count fraction) at the Bond Rate (as defined below) plus 50 basis points and in each case plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the redemption date.

“Bond Rate” means, with respect to any redemption date, the rate per year equal to the annual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Government Issue, assuming a price for the Comparable Government Issue (expressed as a percentage of its principal amount) equal to the Comparable Price for such redemption date.

“Comparable Government Issue” means a United Kingdom government bond selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of pound sterling-denominated corporate debt securities of comparable maturity of the Notes of the series to be redeemed.

“Comparable Price” means, with respect to any redemption date, (a) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Dealer Quotations, or (b) if fewer than five such Reference Dealer Quotations are obtained, the average of all such Reference Dealer Quotations.

“Independent Investment Banker” means an investment bank of international standing appointed by the Issuer.

“Reference Dealer” means a broker of, or a market maker in, the Comparable Government Issue selected by the Independent Investment Banker.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average of the bid and asked prices for the Comparable Government Issue (expressed in each case as a percentage of its principal amount) quoted in writing by such Reference Dealer as of 3:30 p.m., Central European time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to, but excluding, such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes called for redemption. On or before any redemption date, the Issuer shall deposit (or cause to be deposited) with the Paying Agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such redemption date.

Notice of Redemption

The Issuer will give notice of any redemption of the Notes described above in accordance with the provisions described under “Optional Redemption, Repayment and Repurchase” in the Prospectus Supplement. If fewer than all of the Notes are to be redeemed at any time, if the Notes are represented by Global Notes, the Trustee will select the Notes to be redeemed in accordance with the existing practices of Euroclear and Clearstream, otherwise the Trustee will select the Notes to be redeemed in accordance with the procedures of the principal securities exchange, if any, on which the Notes are listed at such time or, if the Notes are not listed on a securities exchange, pro rata or by lot; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than £100,000. The Trustee shall not be liable for any selections made by it in accordance with this paragraph.

Notices regarding the Notes will be sent to holders, in the case of Global Notes, via Euroclear and Clearstream, and will be given in accordance with the procedures of the principal securities exchange, if any, on which the Notes are listed at the time of such notice and may be published through the newswire service of Bloomberg or, if Bloomberg does not then operate, any similar agency.

23.	Other:

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about March 6, 2023, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.